Deal Highlights


Alice Neel
(1900 - 1984)
View All (7)

Sec.gov

Initial Offering	$527,000
Painting	Hubert Crehan and Sasha (1962)
Dimensions	42 x 32
Progress	68%

INVEST NOW

Artist Overview

New York Times Raves

From 2021, the NYT raved about Neel's major retrospective at the Met, "A large retrospective feels at home in the Met's grandest galleries and silences any doubt about the artist's importance."



It's Time to Put Alice Neel in Her Rightful Place in the Pantheon
nytimes.com

Neel's Warhol Portrait

In 1970, the notoriously guarded Andy Warhol allowed Neel to paint his portrait. The painting, now in the Whitney collection, has become one of the defining images of Warhol, thanks to its raw vulnerability.



Alice Neel on Johnny Carson

In 1984, Alice Neel joined the king of late-night Johnny Carson to talk about her art and her career. In between her witty jabs, Carson asked Neel, "Why does it take so long for great art to be recognized?" Listen to her answer here:


Artist Alice Neel Makes Her Classic Appearance |
Johnny Carson
THE TONIGHT SHOW
Watch on YouTube

Offering Details

American 20th Century Portraitist

This new work is from one of the greatest American portraitists of the 20th century. Neel is held in 70 other museum collections, with a recent Met retrospective that sent her prices soaring.





Met Museum Reprice

After selling for sub-$500k prices for years, similar paintings repriced to higher levels after Neel's 2021 Met Museum show.


$466k
$276k
$296k
$475k
$693k
$675k
$527k

Value Offering

-22%

This work is available at a discount to its fair market value. Available for $527k, our internal appraisers valued it at $675k as of 10/25.

Fair Market Value

$675,000

Offering Price

Discount

$527,000

$148,000